SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Falcon Minerals Corporation

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30607B109

(CUSIP Number)

John G. Finley

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

(212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 23, 2018

(Date of Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30607B109	13D	Page 2 of 18

1	NAMES OF REPORTING PERSONS Royal Resources L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30607B109	13D	Page 3 of 18

1	NAMES OF REPORTING PERSONS Royal Resources GP L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 4 of 18

1	NAMES OF REPORTING PERSONS Blackstone Energy Management Associates L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,197,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,197,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 5 of 18

1	NAMES OF REPORTING PERSONS Blackstone Management Associates VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,197,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,197,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 6 of 18

1	NAMES OF REPORTING PERSONS Blackstone EMA L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,197,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,197,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 7 of 18

1	NAMES OF REPORTING PERSONS BMA VI L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 35,197,643
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 35,197,643

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 8 of 18

1	NAMES OF REPORTING PERSONS Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30607B109	13D	Page 9 of 18

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30607B109	13D	Page 10 of 18

1	NAMES OF REPORTING PERSONS Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 11 of 18

1	NAMES OF REPORTING PERSONS The Blackstone Group L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 30607B109	13D	Page 12 of 18

1	NAMES OF REPORTING PERSONS Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 30607B109	13D	Page 13 of 18

1	NAMES OF REPORTING PERSONS Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 35,197,643
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 35,197,643
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,197,643
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.4%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 30607B109	13D	Page 14 of 18

Item 1.	Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to the Class A common stock, par value par value $0.0001 per share (the “Class A Common Stock”) of Falcon Minerals Corporation, a Delaware corporation (the “Issuer”), whose principal executive offices are located at 1845 Walnut Street, 10th Floor Philadelphia, PA 19103.

Item 2.	Identity and Background

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, attached hereto as Exhibit 1 hereto (the “Joint Filing Agreement”):

(i)	Royal Resources L.P., which is a Delaware limited partnership (“Royal LP”);

(ii)

Royal Resources GP L.L.C. (“Royal GP”), which is a Delaware limited liability company; Blackstone Energy Management Associates L.L.C., which is a Delaware limited liability company; Blackstone EMA L.L.C., which is a Delaware limited liability company; Blackstone Management Associates VI L.L.C., which is a Delaware limited liability company; BMA VI L.L.C., which is a Delaware limited liability company; Blackstone Holdings III L.P., which is a limited partnership formed in Quebec, Canada; Blackstone Holdings III GP L.P., which is a Delaware limited partnership; Blackstone Holdings III GP Management L.L.C., which is a Delaware limited liability company (collectively, with Royal LP, the “Blackstone Entities”);

(iii)

The Blackstone Group L.P., which is a Delaware limited partnership; and Blackstone Group Management L.L.C., which is a Delaware limited liability company (collectively, the “Blackstone Topco Entities,” together with the Blackstone Entities, “Blackstone”); and

(iv)	Stephen A. Schwarzman, who is a United States citizen.

The principal business address of each of the Blackstone Entities, the Blackstone Topco Entities and Mr. Schwarzman is c/o The Blackstone Group L.P., 345 Park Avenue, New York, NY 10154.

The principal business of Royal LP is investing in securities of the Issuer.

The principal business of Royal GP is performing the functions of, and serving as, the general partner of Royal LP. The principal business of Blackstone Energy Management Associates L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Royal GP and other affiliated Blackstone entities. The principal business of Blackstone EMA L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Energy Management Associates L.L.C. and other affiliated Blackstone entities. The principal business of Blackstone Management Associates VI L.L.C. is performing the functions of, and serving as, a managing member (or similar position) of Royal GP and other affiliated Blackstone entities. The principal business of BMA VI L.L.C. is performing the functions of, and serving as, the sole member of Blackstone Management Associates VI L.L.C. and other affiliated Blackstone entities.

The principal business of Blackstone Holdings III L.P. is performing the functions of, and serving as, the managing member (or similar position) and member or equity holder in various affiliated Blackstone entities. The principal business of Blackstone Holdings III GP L.P. is performing the functions of, and serving as, the general partner of Blackstone Holdings III L.P. and other affiliated Blackstone entities. The principal business of Blackstone Holdings III GP Management L.L.C. is performing the functions of, and serving as, the general partner of Blackstone Holdings III GP L.P. and other affiliated Blackstone entities.

The principal occupation of Mr. Schwarzman is serving as an executive of Blackstone Group Management L.L.C.

During the last five years, none of the Reporting Persons (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 30607B109	13D	Page 15 of 18

Item 3.	Source and Amount of Funds or Other Consideration.

On August 23, 2018 (the “Closing Date”), Royal LP was issued (i) cash, (ii) a number of common units representing limited partner interests (the “Opco Units”) in Osprey Minerals Operating Partnership, LP, a newly formed Delaware limited partnership and wholly owned subsidiary of the Issuer (“Opco”) and (iii) an equal number of shares of the Issuer’s Class C common stock, par value par value $0.0001 per share (the “Class C Common Stock”) in connection with the closing of the business combination pursuant to that certain Contribution Agreement, dated as of June 3, 2018 (the “Contribution Agreement”), by and among Royal LP, Royal GP, Noble Royalties Acquisition Co., LP, Hooks Ranch Holdings LP, DGK ORRI Holdings, LP, DGK ORRI GP LLC and Hooks Holding Company GP, LLC (collectively the “Contributors”), whereby the Issuer acquired from the Contributors all of their limited partnership interests in certain subsidiaries (the “Contributed Entities”) named in the Contribution Agreement. Pursuant to the Contribution Agreement, on the Closing Date, the Issuer contributed cash to Opco, in exchange for (a) a number of Opco Units equal to the number of shares of the Issuer’s Class A Common Stock, outstanding as of the Closing Date and (b) a number of Opco warrants exercisable for Opco Units equal to the number of the Issuer’s warrants outstanding as of the Closing Date. The Issuer controls Opco through Osprey Minerals GP, LLC, the sole general partner of Opco (“Opco GP”). The acquisition of the Contributed Entities pursuant to the Contribution Agreement is referred to herein as the “Business Combination” and the transactions contemplated by the Contribution Agreement are referred to herein as the “Transactions.”

Royal LP’s interest in the Issuer and Opco were issued as consideration (together with an amount in cash) to the Contributors in exchange for all of its equity interests in certain of its subsidiaries in connection with the consummation of the Business Combination as described above. Following the consummation of the Business Combination, Royal LP beneficially owned 35,197,643 Opco Units and a corresponding number of shares of Class C Common Stock.

Class C Common Stock

The Contributors will generally have the right to cause Opco to redeem all or a portion of their Opco Units in exchange for shares of Class A Common Stock; provided that the Issuer may, at its option, effect a director exchange of Class A Common Stock for such Opco Units in lieu of such a redemption by Opco. Upon the future redemption or exchange of Opco Units held by a Contributor, a corresponding number of shares of Class C Common stock will be cancelled. Holders of Class C Common Stock, together with holders of Class A Common Stock, voting as a single class, will have the right to vote on all matters properly submitted to a vote of the Issuer’s stockholders, but holders of Class C Common Stock will not be entitled to any dividends or liquidating distributions from the Issuer.

Item 4.	Purpose of Transaction.

Business Combination

On August 23, 2018 the Issuer (formerly known as Osprey Energy Acquisition Corp.) effectuated the Transactions and consummated the Business Combination. In connection with the foregoing, the Contributors were issued 40,000,000 shares of Class C Common Stock and 40,000,000 Opco Units. Each share of Class C Common Stock represents a non-economic interest in the Issuer and entitles each holder to one vote per share. Following the consummation of the Business Combination, Royal LP beneficially owned 35,197,643 Opco Units and a corresponding number of shares of Class C Common Stock.

Second Amended and Restated Limited Partnership Agreement of Opco

On the Closing Date, the Issuer entered into a second amended and restated agreement of limited partnership of Opco (the “Opco LPA”) with the Contributors and Opco GP which sets forth, among other things, the rights and obligations of the holders of Opco Units. The Opco LPA provides that each limited partner of Opco (other than the Issuer) has a right to cause Opco to redeem from time to time, all or a portion of such partner’s Opco Units (together with an equal number of shares of Class C Common Stock) for newly issued shares of Class A Common Stock on a one-for-one basis, provided the ratio of the limited partner’s redeemed Opco Units to the number of Opco Units beneficially held by such limited partner remains equal to that of the Blackstone or any of its affiliates that hold Opco Units (subject to customary adjustments, including for stock splits, stock dividends and reclassifications). The Issuer may, at its option, effect a direct exchange of such shares of Class A Common Stock for such Opco Units in lieu of such a redemption by Opco. Upon the future redemption or exchange of Opco Units held by a Contributor, a corresponding number of shares of Class C Common Stock will be cancelled.

CUSIP No. 30607B109	13D	Page 16 of 18

Shareholders’ Agreement

In connection with the consummation of the Business Combination, on August 23, 2018, the Issuer, the Contributors and certain other holders of the Issuer’s securities entered into a Shareholders’ Agreement (the “Shareholders’ Agreement”) which contains specific rights, obligations, and agreements of such owners of the common stock of the Issuer. Under the Shareholders’ Agreement, on the Closing Date, the number of members of the board of directors of the Issuer (the “Board”) was increased to 11 members, four of which were designated by Blackstone. Blackstone is entitled to designate for nomination by the Issuer for election (i) six directors to serve on the Board so long as Blackstone holds more than 40% of the voting power of the Issuer, with three independent directors also serving on the Board, (ii) four directors so long as Blackstone holds between 20% and 40% of the voting power of the Issuer, with five independent directors also serving on the Board, (iii) two directors so long as Blackstone holds between 10% and 20% of the voting power of the Issuer, with five independent directors also serving on the Board and (iv) one director so long Blackstone holds between 5% and 10% of the voting power of the Issuer, with five independent directors also serving on the Board. The Shareholders’ Agreement will terminate upon the later of (x) the time Blackstone is no longer entitled to designate a director for nomination to the Board and (y) following the third annual meeting of stockholders of the Issuer.

Registration Rights Agreement

In connection with the consummation of the Business Combination, on August 23, 2018, the Issuer, the Contributors and certain other holders of the Issuer’s securities entered into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which such parties are entitled to certain demand registration rights, short-form registration rights and piggyback registration rights relating to all or any portion of the shares of Class A Common Stock that the holders hold as of the date of such agreement and that they may acquire thereafter, including upon the exchange or redemption of any other security therefor.

The foregoing descriptions of the Shareholders’ Agreement and Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are attached hereto as exhibits 3 and 4, respectively, and are incorporated herein by reference.

General

The Reporting Persons intend to review on a continuing basis the investments in the Issuer. Subject to the agreements described herein, the Reporting Persons may communicate with the board of directors of the Issuer, members of management and/or other unitholders or other relevant parties from time to time with respect to operational, strategic, financial or governance matters or otherwise work with management and the board of directors with a view to maximizing unitholder value, including with respect to exploring extraordinary corporate transactions, such as: a merger; sales or acquisitions of assets or businesses; recapitalizations; buybacks; or changes to the capitalization or dividend policy of the Issuer. Subject to the agreements described herein, the Reporting Persons may seek to sell or otherwise dispose some or all of the Issuer’s securities (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, and/or may seek to acquire additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) from time to time, in each case, in open market or private transactions, block sales or otherwise. Subject to the agreements described herein, any transaction that any of the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons.

David I. Foley, Angelo G. Acconcia, Adam M. Jenkins and Jonathan R. Hamilton are employees of The Blackstone Group L.P. or one of its affiliates and serve on the board of directors of the Issuer. In such capacity, each of them may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 30607B109	13D	Page 17 of 18

Item 5.	Interest in Securities of the Issuer

(a)-(b)

Calculations of the percentage of shares of Class A Common Stock beneficially owned are calculated in accordance with Rule 13d-3 and assume that there are 81,052,643 shares of Class A Common Stock outstanding, taking into account the 45,855,000 shares of Class A Common Stock outstanding following the consummation of the Business Combination, and assuming that all 35,197,643 Opco Units held by Royal LP have been redeemed for Class A Common Stock pursuant to the terms of the Opco LPA.

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

Royal LP is the record holder of 35,197,643 Opco Units, which may be exchanged for shares of Class A Common Stock on a one-for-one basis, pursuant to the terms of the Opco LPA.

Royal GP is the general partner of Royal LP. Blackstone Energy Management Associates L.L.C. and Blackstone Management Associates VI L.L.C. are the managing members of Royal GP. Blackstone EMA L.L.C. is the sole member of Blackstone Energy Management Associates L.L.C. BMA VI L.L.C. is the sole member of Blackstone Management Associates VI L.L.C.

Blackstone Holdings III L.P. is the managing member of both BMA VI L.L.C. and Blackstone EMA L.L.C. Blackstone Holdings III GP L.P. is the general partner of Blackstone Holdings III L.P. Blackstone Holdings III GP Management L.L.C. is the general partner of Blackstone Holdings III GP L.P.

The Blackstone Group L.P. is the sole member of Blackstone Holdings III GP Management L.L.C. Blackstone Group Management L.L.C. is the general partner of The Blackstone Group L.P. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Royal LP to the extent it directly holds the securities reported on this Schedule 13D) is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims beneficial ownership of such shares of Class A Common Stock and any assertion or presumption that it or he and the other persons on whose behalf this statement is filed constitute a “group.”

(c) Except as described in Item 4, none of the Reporting Persons or Related Persons has effected any transactions in the common stock of the Issuer during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons on this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Business Combination, the Second Amended and Restated Limited Partnership Agreement of Opco, the Shareholders’ Agreement and the Registration Rights Agreement and is incorporated herein by reference. A copy of the each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated by reference herein.

Pursuant to the Contribution Agreement, Royal LP may be entitled to receive additional Opco Units (and acquire a corresponding number of shares of Class C Common Stock) as earn-out consideration if the 30-day VWAP of the Class A Common Stock equals or exceeds specified prices as set forth in the Contribution Agreement. For further details, please see the Contribution Agreement attached hereto as Exhibit 5.

CUSIP No. 30607B109	13D	Page 18 of 18

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement, dated September 4, 2018.

2	Second Amended and Restated Agreement of Limited Partnership of Osprey Minerals Operating Partnership, LP, dated as of August 23, 2018 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K (file No. 001-38158) filed August 29, 2018).

3	Shareholders’ Agreement dated as of August 23, 2018 by and among Falcon Minerals Corporation, Osprey Sponsor, LLC, Edward Cohen, Jonathan Z. Cohen, Daniel C. Herz, Jeffrey F. Brotman, Royal Resources L.P., Royal Resources GP L.L.C., Noble Royalties Acquisition Co. Hooks Ranch Holdings LP, DGK ORRI Holdings, LP and Blackstone Management Partners, L.L.C (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (file No. 001-38158) filed August 29, 2018).

4	Registration Rights Agreement dated as of August 23, 2018 by and among Falcon Minerals Corporation, Royal Resources L.P., Noble Royalties Acquisition Co., LP, Hooks Ranch Holdings LP, DGK ORRI Holdings, LP, DGK ORRI GP LLC and Hooks Holdings Company GP, LLC (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (file No. 001-38158) filed August 29, 2018).

5	Contribution Agreement, dated as of June 3, 2018, among Royal Resources L.P., Royal Resources GP L.L.C., Nobel Royalties Acquisition Co. LP, Hooks Ranch Holdings LP, DGK ORRI Holdings, LP, DGK ORRI GP LLC, Hooks Holding Company GP, LLC and Osprey Energy Acquisition Corp. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (file No. 001-38158) filed June 4, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 4, 2018

Royal Resources L.P.
By:	Royal Resources GP L.L.C., its general partner
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Royal Resources GP L.L.C.
By:	Blackstone Management Associates VI L.L.C., its managing member
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Energy Management Associates L.L.C.
By:	Blackstone EMA L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Management Associates VI L.L.C.
By:	BMA VI L.L.C., its sole member

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone EMA L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

BMA VI L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III L.P.
By:	Blackstone Holdings III GP L.P., its general partner
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III GP L.P.
By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Holdings III GP Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

The Blackstone Group L.P.
By:	Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Blackstone Group Management L.L.C.

By:	/s/ John G. Finley
Name:	John G. Finley
Title:	Chief Legal Officer

Stephen A. Schwarzman

/s/ Stephen A. Schwarzman
Stephen A. Schwarzman